October 29, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Sun Life of Canada (U.S.) Variable Account F (“Registrant”) (CIK 0000853285)
Sun Life Assurance Company of Canada (U.S.) (“Depositor”)
Request for Withdrawal of Pre-Effective Amendment No 1 Registration Statement on Form N-4
File Nos. 333-168712 and 811-05846
Class (Contract) ID: C000092943
Accession Number: 0000745544-10-0001162
Filing Date: October 29, 2010

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Registrant and Depositor respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above captioned Pre-Effective Amendment No. 1 to Form N-4 Registration Statement filed with the Commission on October 29, 2010 (the “Amendment”). Registrant and Depositor respectfully submit that a withdrawal of the Amendment is consistent with the public interest and the protection of investors. Registrant filed this Amendment under the wrong file number which was 333-168712. Registrant will then re-submit the filing under the correct filing number.

In making this request for withdrawal, Depositor and Registrant confirm that:

1.	the Amendment has not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Amendment or pursuant to the prospectus contained therein; and

3.	no preliminary prospectus contained in the Amendment has been distributed.

Respectfully submitted,

/s/ Elizabeth B. Love

Elizabeth B. Love
Counsel

cc:           Rebecca Marquigny, Esquire